Exhibit 99.2

Select Income REIT
Third Quarter 2015
Supplemental Operating and Financial Data

SIR
LISTED
NYSE







2555 Grand Boulevard, Kansas City, MO
Square Feet: 595,607
Shook, Hardy & Bacon Corporate Headquarters



All amounts in this report are unaudited.

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF EQUITY AND DEBT CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, ATTRIBUTED TO SIR, NORMALIZED FFO ATTRIBUTED TO SIR, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, THE RMR GROUP LLC (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH LLC), OR RMR LLC, THE RMR GROUP INC. (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH INC.), OR RMR INC., GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AIC AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS, IF ANY, MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A SIGNIFICANT NUMBER OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON THEN CURRENT FAIR MARKET VALUES. REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RENTS FROM THESE PROPERTIES COULD DECREASE,

- WE MAY NOT SUCCEED IN FURTHER DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,

- THE UNEMPLOYMENT RATE IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES OR OTHER CONDITIONS MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., GOV, SNH, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

7958 South Chester Street, Centennial, CO
Square Feet: 167,917
United Launch Alliance Corporate Headquarters





The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns and invests in lands and properties that are primarily net leased to single tenants. As of September 30, 2015, we owned 118 properties (359 buildings, leasable land parcels and easements) with approximately 44.6 million rentable square feet located in 35 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by The RMR Group. The RMR Group was founded in 1986 to invest in real estate and manage real estate related businesses. The RMR Group's business primarily consists of providing management services to four publicly owned REITs and three real estate operating companies. Since its founding, The RMR Group has substantially grown the amount of real estate assets under management and the number of real estate businesses it manages. As of September 30, 2015, The RMR Group had $22.1 billion of real estate assets under management, including more than 1,300 properties. In addition to managing SIR, The RMR Group also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns office properties majority leased to U.S. government and state governments and that owned 27.9% of our outstanding common shares as of September 30, 2015, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. The RMR Group also provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, and to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT. The RMR Group also provides management services to its affiliates, Sonesta International Hotels Corporation, which is one of HPT's hotel managers, and another affiliate of The RMR Group, RMR Advisors LLC (formerly RMR Advisors, Inc.), is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by The RMR Group is a competitive advantage for SIR because of The RMR Group's depth of management and experience in the real estate industry. We also believe The RMR Group provides management services to SIR at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – SIR

Issuer Ratings:

Moody's – Baa2
Standard & Poor's – BBB-

Portfolio Data (as of 9/30/2015):
(dollars and sq. ft. in 000s)

Total properties	118
Total sq. ft.	44,606
Percent leased	97.7%
Q3 2015 total revenue	$ 111,942
Q3 2015 Cash Basis NOI [1]	$ 81,835
Q3 2015 Normalized FFO attributed to SIR [1]	$ 64,152

[1] See Exhibits A and C for the calculations of NOI, Cash Basis NOI, FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of those amounts to or from net income or net income attributed to SIR, as applicable, determined in accordance with U.S. generally accepted accounting principles, or GAAP.

INVESTOR INFORMATION



Board of Trustees

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Olivia Snyder, Investor Relations Analyst, at (617) 796-8320 or osnyder@sirreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

JMP Securities
Mitch Germain
(212) 906-3546
mgermain@jmpsecurities.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SIR is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



45101, 45201, 45301 Warp Drive, Sterling, VA
Square Feet: 337,228
Orbital ATK (NYSE: OA) Corporate Headquarters

KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	89,374	89,329	88,413	59,960	59,950
Weighted average common shares outstanding - basic [1]	89,267	88,617	79,489	59,886	59,857
Weighted average common shares outstanding - diluted [1][2]	89,274	88,631	79,498	59,956	59,910
Common Share Data:					
Price at end of period	$ 19.01	$ 20.64	$ 24.99	$ 24.41	$ 24.05
High during period	$ 22.31	$ 25.57	$ 27.18	$ 25.45	$ 30.20
Low during period	$ 18.00	$ 20.64	$ 23.52	$ 22.65	$ 24.02
Annualized dividends paid per share [3]	$ 2.00	$ 2.00	$ 1.92	$ 1.92	$ 1.92
Annualized dividend yield (at end of period) [3]	10.5%	9.7%	7.7%	7.9%	8.0%
Annualized Normalized FFO multiple (at end of period) [4]	6.6x	7.4x	9.9x	9.4x	9.2x
Annualized NOI [5] / total market capitalization	8.9%	8.7%	7.0%	9.6%	9.9%
Selected Balance Sheet Data:					
Total assets	$ 4,761,647	$ 4,621,417	$ 4,557,927	$ 1,993,231	$ 1,989,842
Total liabilities	$ 2,588,843	$ 2,433,664	$ 2,390,543	$ 512,784	$ 507,743
Gross book value of real estate assets [6]	$ 4,680,287	$ 4,517,877	$ 4,499,350	$ 2,007,941	$ 1,992,887
Total debt [7] / gross book value of real estate [6]	50.8%	49.0%	49.2%	22.2%	21.8%
Book Capitalization:					
Total debt	$ 2,377,040	$ 2,214,698	$ 2,212,360	$ 445,816	$ 433,952
Plus: total shareholders' equity	2,169,534	2,184,430	2,163,996	1,480,447	1,482,099
Total book capitalization	$ 4,546,574	$ 4,399,128	$ 4,376,356	$ 1,926,263	$ 1,916,051
Total debt [7] / total book capitalization	52.3%	50.3%	50.6%	23.1%	22.6%
Market Capitalization:					
Total debt (book value)	$ 2,377,040	$ 2,214,698	$ 2,212,360	$ 445,816	$ 433,952
Plus: market value of common shares (at end of period)	1,699,000	1,843,751	2,209,441	1,463,624	1,441,798
Total market capitalization	$ 4,076,040	$ 4,058,449	$ 4,421,801	$ 1,909,440	$ 1,875,750
Total debt [7] / total market capitalization	58.3%	54.6%	50.0%	23.3%	23.1%

[1] In the second quarter of 2015, we issued 880 of our common shares in connection with our acquisition of RMR Inc. shares and in the first quarter of 2015, we issued 28,439 of our common shares in connection with our acquisition of Cole Corporate Income Trust, Inc., or CCIT.

[2] Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares issued under our business management agreement with RMR LLC, if any, if the effect is dilutive.

[3] The amounts stated reflect normal dividend rates per share, excluding prorated dividends related to the CCIT merger affecting the three month periods ended March 31, 2015 and June 30, 2015.

[4] See Exhibit C for the calculation of FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[5] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[6] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[7] Total debt includes unamortized premiums and discounts.

KEY FINANCIAL DATA (CONTINUED)



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Selected Income Statement Data:					
Total revenues	$ 111,942	$ 107,214	$ 94,415	$ 56,395	$ 56,700
NOI [1]	$ 90,758	$ 88,394	$ 77,051	$ 45,842	$ 46,418
NOI margin [2]	81.1%	82.4%	81.6%	81.3%	81.9%
Adjusted EBITDA [3]	$ 84,670	$ 82,752	$ 70,958	$ 42,503	$ 43,090
Net income	$ 30,801	$ 29,188	$ 4,018	$ 26,887	$ 23,742
Net income attributed to SIR [4]	$ 30,755	$ 29,140	$ 3,977	$ 26,887	$ 23,742
Normalized FFO attributed to SIR [5]	$ 64,152	$ 62,240	$ 55,979	$ 39,029	$ 39,297
Common distributions paid [6]	$ 44,664	$ 39,463	$ 28,782	$ 28,777	$ 28,748
Per Share Data:					
Net income attributed to SIR - basic and diluted	$ 0.34	$ 0.33	$ 0.05	$ 0.45	$ 0.40
Normalized FFO attributed to SIR - basic and diluted [5]	$ 0.72	$ 0.70	$ 0.70	$ 0.65	$ 0.66
Common distributions paid [6]	$ 0.50	$ 0.49	$ 0.48	$ 0.48	$ 0.48
Normalized FFO payout ratio [5]	69.4%	70.5%	68.6%	73.7%	73.2%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	4.2x	4.2x	5.0x	14.4x	14.2x
Total debt / annualized Adjusted EBITDA [3]	7.0x	6.7x	6.6x	2.6x	2.5x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[3] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

[4] Excludes an 11% noncontrolling interest in one property we acquired from CCIT.

[5] See Exhibit C for the calculation of FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

[6] The amounts stated reflect the amounts paid during the period. Amounts paid for the period January 1, 2015 through January 28, 2015, the day before the closing of the CCIT merger, are excluded from amounts presented for the period ended March 31, 2015 and included in amounts presented for the period ended June 30, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	September 30, 2015	December 31, 2014
ASSETS		
Real estate properties:		
Land	$ 1,025,832	$ 756,160
Buildings and improvements	3,013,438	1,110,683
	4,039,270	1,866,843
Accumulated depreciation	(144,586)	(94,333)
	3,894,684	1,772,510
Properties held for sale	67,250	-
Acquired real estate leases, net	558,027	120,700
Cash and cash equivalents	25,247	13,504
Restricted cash	1,163	42
Rents receivable, including straight line rents of $85,256 and $64,894, respectively,		
net of allowance for doubtful accounts of $1,391 and $1,664, respectively	91,506	68,385
Deferred leasing costs, net	7,216	6,196
Deferred financing costs, net	17,282	3,416
Other assets	99,272	8,478
Total assets	$ 4,761,647	$ 1,993,231
LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 305,000	$ 77,000
Term loan	350,000	350,000
Senior unsecured notes, net	1,435,095	-
Mortgage notes payable, net	286,945	18,816
Accounts payable and other liabilities	92,536	18,869
Liabilities related to properties held for sale	1,614	-
Assumed real estate lease obligations, net	85,940	26,475
Rents collected in advance	17,132	9,688
Security deposits	11,719	10,348
Due to related persons	2,862	1,588
Total liabilities	2,588,843	512,784
Commitments and contingencies		
Noncontrolling interest	3,270	-
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 125,000,000 shares		
authorized; 89,374,029 and 59,959,750 shares issued and		
outstanding, respectively	894	600
Additional paid in capital	2,179,139	1,441,036
Cumulative net income	314,110	250,238
Cumulative other comprehensive loss	(295)	(23)
Cumulative common distributions	(324,314)	(211,404)
Total shareholders' equity	2,169,534	1,480,447
Total liabilities, noncontrolling interest and shareholders' equity	$ 4,761,647	$ 1,993,231

CONDENSED CONSOLIDATED BALANCE SHEETS

Select Income REIT
Supplemental Operating and Financial Data, September 30, 2015

13

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2015	2014	2015	2014
Revenues:				
Rental income	$ 94,745	$ 48,523	$ 267,389	$ 142,051
Tenant reimbursements and other income	17,197	8,177	46,182	24,234
Total revenues	111,942	56,700	313,571	166,285
Expenses:				
Real estate taxes	9,871	5,645	27,247	16,580
Other operating expenses	11,313	4,637	30,121	13,666
Depreciation and amortization	33,070	10,653	90,179	30,442
Acquisition related costs	402	5,365	21,720	5,739
General and administrative	6,328	3,749	19,488	11,123
Total expenses	60,984	30,049	188,755	77,550
Operating income	50,958	26,651	124,816	88,735
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $1,357, $378, $3,738 and $1,182, respectively)	(20,034)	(3,033)	(53,710)	(10,025)
(Loss) gain on early extinguishment of debt	-	-	(6,845)	243
Income before income tax expense and equity in earnings (loss) of an investee	30,924	23,618	64,261	78,953
Income tax expense	(98)	(30)	(324)	(120)
Equity in earnings (loss) of an investee	(25)	38	70	59
Income before gain on sale of property	30,801	23,626	64,007	78,892
Gain on sale of property	-	116	-	116
Net income	30,801	23,742	64,007	79,008
Net income allocated to noncontrolling interest	(46)	-	(135)	-
Net income attributed to SIR	$ 30,755	$ 23,742	$ 63,872	$ 79,008
Weighted average common shares outstanding - basic	89,267	59,857	85,827	54,642
Weighted average common shares outstanding - diluted	89,274	59,910	85,837	54,688
Basic net income attributed to SIR per common share	$ 0.34	$ 0.40	$ 0.74	$ 1.45
Diluted net income attributed to SIR per common share	$ 0.34	$ 0.40	$ 0.74	$ 1.44
Additional Data:				
General and administrative expenses / total revenues	5.7%	6.6%	6.2%	6.7%
General and administrative expenses / total assets (at end of period)	0.1%	0.2%	0.4%	0.6%
Non-cash straight line rent adjustments included in rental income [1]	$ 7,922	$ 4,700	$ 20,395	$ 12,757
Lease value amortization included in rental income [1]	$ 786	$ 60	$ 2,882	$ 137
Lease termination fees included in rental income	$ -	$ -	$ 48	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)

	For the Nine Months Ended September 30,	
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 64,007	$ 79,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	53,090	20,020
Net amortization of debt premiums and discounts and deferred financing fees	3,738	1,182
Amortization of acquired real estate leases and assumed real estate lease obligations	33,098	9,625
Amortization of deferred leasing costs	1,176	711
Provision for losses on rents receivable	(453)	356
Straight line rental income	(20,395)	(12,757)
Loss (gain) on early extinguishment of debt	6,845	(243)
Gain on sale of property	-	(116)
Other non-cash expenses, net	886	1,671
Equity in earnings of an investee	(70)	(59)
Change in assets and liabilities:		
Restricted cash	24	-
Rents receivable	2,048	2,620
Deferred leasing costs	(1,342)	(1,246)
Other assets	(6,345)	(3,709)
Accounts payable and other liabilities	11,790	4,457
Rents collected in advance	(2,750)	1,356
Security deposits	310	1,977
Due to related persons	1,357	175
Net cash provided by operating activities	147,014	105,028
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(2,147,626)	(208,825)
Real estate improvements	(2,657)	(859)
Proceeds from sale of properties	509,045	116
Investment in Affiliates Insurance Company	-	(825)
Investment in The RMR Group Inc.	(18,461)	-
Net cash used in investing activities	(1,659,699)	(210,393)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	-	277,329
Proceeds from issuance of senior unsecured notes, net	1,433,694	-
Proceeds from borrowings	1,774,000	256,000
Repayments of borrowings	(1,546,182)	(357,671)
Deferred financing fees	(23,761)	-
Distributions to common shareholders	(112,910)	(75,608)
Repurchase of common shares	(130)	-
Distributions to noncontrolling interest	(283)	-
Net cash provided by financing activities	1,524,428	100,050
Increase (decrease) in cash and cash equivalents	11,743	(5,315)
Cash and cash equivalents at beginning of period	13,504	20,025
Cash and cash equivalents at end of period	$ 25,247	$ 14,710
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 40,051	$ 8,975
Income taxes paid	$ 294	$ 93
NON-CASH INVESTING ACTIVITIES:		
Real estate and investment acquired by issuance of shares	$ (736,740)	$ -
Real estate acquired by assumption of mortgage notes payable	$ (297,698)	$ -
Real estate sold by assumption of mortgage notes payable	$ 29,955	$ -
Working capital assumed	$ (20,720)	$ -
NON-CASH FINANCING ACTIVITIES:		
Assumption of mortgage notes payable	$ 297,698	$ -
Issuance of SIR common shares	$ 736,740	$ -



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of September 30, 2015:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 105 bps) [4] [6]	1.220%	1.220%	$ 305,000	3/29/2019	$ 305,000	3.5
Term loan (LIBOR + 115 bps) [5] [6]	1.347%	1.347%	350,000	3/31/2020	350,000	4.5
Subtotal / weighted average unsecured floating rate debt	1.288%	1.288%	655,000		655,000	4.0
Unsecured Fixed Rate Debt:						
Senior notes due 2018	2.850%	2.985%	350,000	2/1/2018	350,000	2.3
Senior notes due 2020	3.600%	3.775%	400,000	2/1/2020	400,000	4.3
Senior notes due 2022	4.150%	4.360%	300,000	2/1/2022	300,000	6.3
Senior notes due 2025	4.500%	4.755%	400,000	2/1/2025	400,000	9.3
Subtotal / weighted average unsecured fixed rate debt	3.781%	3.976%	1,450,000		1,450,000	5.6
Secured Floating Rate Debt:						
One property (one building) in Duluth, GA (LIBOR + 160 bps)	1.650%	1.650%	40,233	12/19/2016	40,233	1.2
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	17,818	9/1/2017	17,314	1.9
One property (one building) in Harvey, IL	4.500%	3.280%	2,000	6/1/2019	1,902	3.7
One property (one building) in Columbus, OH	4.500%	3.280%	2,400	6/1/2019	2,282	3.7
One property (one building) in Ankeny, IA	3.870%	3.380%	12,360	7/19/2020	12,360	4.8
One property (one building) in Philadelphia, PA [7]	2.197%	4.160%	41,000	8/3/2020	39,635	4.8
One property (one building) in Chester, VA	3.990%	3.480%	48,750	11/1/2020	48,750	5.1
One property (three buildings) in Seattle, WA	3.550%	3.790%	71,000	5/1/2023	71,000	7.6
One property (one building) in Chicago, IL	3.700%	3.590%	50,000	6/1/2023	50,000	7.7
Subtotal / weighted average secured fixed rate debt	3.649%	3.749%	245,328		243,243	6.0
Total / weighted average debt	3.049%	3.177%	$ 2,390,561		$ 2,388,476	5.1

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on unsecured senior notes. Excludes upfront transaction costs.

[3] Unsecured fixed rate debt excludes unamortized discounts of $14,905 and secured fixed rate debt excludes unamortized premiums of $1,384; total debt outstanding as of September 30, 2015, including unamortized premiums and discounts, was $2,377,040.

[4] We have a $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020. Principal balance represents the amount outstanding on our $750,000 revolving credit facility at September 30, 2015. Interest rate is as of September 30, 2015 and excludes the 20 bps facility fee.

[5] We have a $350,000 unsecured term loan with a maturity date of March 31, 2020 and an interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings. Principal balance represents the amount outstanding on our $350,000 term loan at September 30, 2015. Interest rate is as of September 30, 2015.

[6] The maximum borrowing availability under the revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[7] Interest is payable at a rate equal to LIBOR plus a spread. The interest charge has been fixed by a cash flow hedge which sets the interest rate at approximately 4.16% until August 3, 2020, which is the maturity date of the mortgage note. Coupon rate is as of September 30, 2015.

DEBT MATURITY SCHEDULE



(dollars in thousands)

Scheduled Principal Payments As of September 30, 2015

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt [4]	Secured Floating Rate Debt	Secured Fixed Rate Debt [4]	Total [4]
10/1/2015 - 12/31/2015	$ -	$ -	$ -	$ 63	$ 63
2016	-	-	40,233	292	40,525
2017	-	-	-	17,571	17,571
2018	-	350,000	-	304	350,304
2019	305,000 [1] [3]	-	-	4,926	309,926
2020	350,000 [2] [3]	400,000	-	101,172	851,172
2021	-	-	-	-	-
2022	-	300,000	-	-	300,000
2023	-	-	-	121,000	121,000
2024	-	-	-	-	-
2025	-	400,000	-	-	400,000
Total	$ 655,000	$ 1,450,000	$ 40,233	$ 245,328	$ 2,390,561
Percent	27.4%	60.6%	1.7%	10.3%	100.0%

[1] Represents the amount outstanding on our $750,000 revolving credit facility at September 30, 2015. We have a $750,000 unsecured revolving credit facility which has a maturity date of March 29, 2019, interest paid on borrowings of LIBOR plus 105 bps and a facility fee of 20 bps. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting certain other conditions, we have the option to extend the maturity date to March 29, 2020.

[2] Represents the amount outstanding on our $350,000 term loan at September 30, 2015. We have a $350,000 unsecured term loan with a maturity date of March 31, 2020 and an interest rate on the amount outstanding of LIBOR plus 115 bps. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings.

[3] The maximum borrowing availability under the revolving credit facility and term loan, combined, may be increased to up to $2,200,000 under certain terms and conditions.

[4] Unsecured fixed rate debt excludes unamortized discounts of $14,905 and secured fixed rate debt excludes unamortized premiums of $1,384; total debt outstanding as of September 30, 2015, including unamortized premiums and discounts, was $2,377,040.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Leverage Ratios:					
Total debt [1] / total market capitalization	58.3%	54.6%	50.0%	23.3%	23.1%
Total debt [1] / total book capitalization	52.3%	50.3%	50.6%	23.1%	22.6%
Total debt [1] / gross book value of real estate assets [2]	50.8%	49.0%	49.2%	22.2%	21.8%
Variable rate debt / total assets	14.6%	11.5%	11.7%	21.4%	20.9%
Secured debt [1] / total assets	6.0%	6.2%	6.3%	0.9%	1.0%
Total debt [1] / total assets	49.9%	47.9%	48.5%	22.4%	21.8%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	4.2x	4.2x	5.0x	14.4x	14.2x
Total debt [1] / annualized Adjusted EBITDA [3]	7.0x	6.7x	6.6x	2.6x	2.5x
Public Debt Covenants [4]:					
Total debt / adjusted total assets [5] (maximum 60%)	49.8%	48.2%	48.9%	-	-
Secured debt / adjusted total assets [5] (maximum 40%)	6.0%	6.2%	6.3%	-	-
Consolidated income available for debt service [6] / annual debt service (minimum 1.50x)	4.3x	4.0x	4.3x	-	-
Total unencumbered assets [5] / unsecured debt (minimum 150%)	201.5%	209.4%	206.3%	-	-

[1] Total debt and secured debt includes unamortized premiums and discounts.

[2] Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[3] See Exhibit B for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount. Annualized Adjusted EBITDA for the period ended March 31, 2015 includes Adjusted EBITDA from CCIT properties acquired on January 29, 2015 as if those properties were acquired on January 1, 2015.

[4] There was no public debt outstanding until February 3, 2015, when SIR issued $1.45 billion of unsecured senior notes. Accordingly, no public debt covenants are presented for periods prior to March 31, 2015.

[5] Adjusted total assets and total unencumbered assets include original cost of real estate assets calculated in accordance with GAAP and exclude depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

[6] Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)



	For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Tenant improvements [1]	$ 12	$ 1,632	$ 21	$ -	$ 518
Leasing costs [2]	1,297	320	163	308	357
Building improvements [3]	444	514	-	260	88
Recurring capital expenditures	1,753	2,466	184	568	963
Development, redevelopment and other activities [4]	69	11	-	-	70
Total capital expenditures	$ 1,822	$ 2,477	$ 184	$ 568	$ 1,033

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

PROPERTY ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/15



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions [6]:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Tenant
1/29/2015	Various [5]	64	73	16,144	$ 2,458,301	$ 152	6.4%	11.1	100.0%	Various
4/16/2015	Phoenix, AZ	1	1	106	16,850	159	8.3%	7.0	100.0%	Farmers Insurance Exchange
7/20/2015	Richmond, VA	1	3	89	12,750	143	8.2%	7.3	100.0%	Royall & Company
7/31/2015	Kansas City, MO	1	1	596	153,500	258	8.3%	15.8	100.0%	Shook, Hardy & Bacon L.L.P.
Total / Weighted Average		67	78	16,935	$ 2,641,401	$ 156	6.5%	11.4	100.0%	

Dispositions: Other than the 23 healthcare properties sold to SNH in connection with SIR's acquisition of CCIT, there were no dispositions during the nine months ended September 30, 2015.

[1] Represents the gross contract purchase price, excluding acquisition related costs, purchase price allocations and assumed mortgage debt. The purchase price for the acquisition on January 29, 2015 is net of the concurrent sale of 23 healthcare properties to SNH. See Note 5 below for further information.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[3] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

[5] On January 29, 2015, SIR acquired CCIT's full property portfolio which included 64 office and industrial net leased properties, as well as 23 healthcare properties which SIR sold concurrently to SNH. The following table summarizes the net purchase price after the completion of the sale of 23 healthcare properties to SNH:

Gross purchase price	$ 2,997,601
Proceeds from properties sold to SNH	(509,045)
Mortgage principal assumed by SNH, including loan assumption costs of $300	(30,255)
Net purchase price	$ 2,458,301

[6] In addition to the acquisitions listed above, in April 2015, SIR acquired an ancillary land parcel adjacent to one of its properties for $2,000.

PORTFOLIO INFORMATION



301, 401, 501 Elliott Ave West, Seattle, WA
Square Feet: 299,643
F5 Networks (NASDAQ: FFIV) Corporate Headquarters

PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



Key Statistic	As of and For the Three Months Ended September 30, 2015		
	Mainland Properties	Hawaii Properties	Total
Number of properties	107	11	118
Percent of total	90.7%	9.3%	100.0%
Leasable buildings, land parcels and easements	130	229	359
Percent of total	36.2%	63.8%	100.0%
Total square feet	26,828	17,778	44,606
Percent of total	60.1%	39.9%	100.0%
Leased square feet	26,828	16,763	43,591
Percent leased	100.0%	94.3%	97.7%
Total revenues	$ 89,829	$ 22,113	$ 111,942
Percent of total	80.2%	19.8%	100.0%
NOI [1]	$ 73,094	$ 17,664	$ 90,758
Percent of total	80.5%	19.5%	100.0%
Cash Basis NOI [1]	$ 64,973	$ 16,862	$ 81,835
Percent of total	79.4%	20.6%	100.0%

[1] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Number of Properties:				
Mainland Properties	39	39	37	37
Hawaii Properties	11	11	11	11
Total	50	50	48	48
Leasable buildings, land parcels and easements:				
Mainland Properties	51	51	49	49
Hawaii Properties	229	229	229	229
Total	280	280	278	278
Square Feet: [3]				
Mainland Properties	9,247	9,247	8,260	8,260
Hawaii Properties	17,778	17,793	17,778	17,793
Total	27,025	27,040	26,038	26,053
Percent Leased: [4]				
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Hawaii Properties	94.3%	94.0%	94.3%	94.0%
Total	96.2%	96.1%	96.1%	95.9%
Total Revenues:				
Mainland Properties	$ 35,698	$ 35,307	$ 91,847	$ 92,295
Hawaii Properties	22,113	21,393	67,040	64,524
Total	$ 57,811	$ 56,700	$ 158,887	$ 156,819
NOI: [5]				
Mainland Properties	$ 29,812	$ 29,609	$ 75,318	$ 76,073
Hawaii Properties	17,664	16,809	53,667	50,959
Total	$ 47,476	$ 46,418	$ 128,985	$ 127,032
Cash Basis NOI: [5]				
Mainland Properties	$ 26,149	$ 25,700	$ 69,196	$ 68,213
Hawaii Properties	16,862	15,958	51,346	47,719
Total	$ 43,011	$ 41,658	$ 120,542	$ 115,932
NOI % Change:				
Mainland Properties	0.7%		-1.0%	
Hawaii Properties	5.1%		5.3%	
Total	2.3%		1.5%	
Cash Basis NOI % Change:				
Mainland Properties	1.7%		1.4%	
Hawaii Properties	5.7%		7.6%	
Total	3.2%		4.0%	

[1] Consists of properties that we owned continuously since July 1, 2014.

[2] Consists of properties that we owned continuously since January 1, 2014.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP and see page 24 for a
calculation and reconciliation of same property NOI and same property Cash Basis NOI.

SAME PROPERTY RESULTS OF OPERATIONS (CONTINUED)



(dollars in thousands)

	For the Three Months Ended		As of and For the Nine Months Ended	
	9/30/2015	9/30/2014	9/30/2015	9/30/2014
Reconciliation of Consolidated NOI to Same Property NOI:				
Rental income	$ 94,745	$ 48,523	$ 267,389	$ 142,051
Tenant reimbursements and other income	17,197	8,177	46,182	24,234
Real estate taxes	(9,871)	(5,645)	(27,247)	(16,580)
Other operating expenses	(11,313)	(4,637)	(30,121)	(13,666)
Consolidated NOI	90,758	46,418	256,203	136,039
Less:				
NOI of properties not included in same property results	(43,282)	-	(127,218)	(9,007)
Same property NOI	$ 47,476	$ 46,418	$ 128,985	$ 127,032
Calculation of Same Property Cash Basis NOI:				
Same property NOI	$ 47,476	$ 46,418	$ 128,985	$ 127,032
Less:				
Non-cash straight line rent adjustments included in rental income	(4,275)	(4,700)	(8,205)	(11,049)
Lease value amortization included in rental income	(59)	(60)	(64)	(51)
Lease termination fees included in rental income	-	-	(48)	-
Non-cash amortization included in other operating expenses	(131)	-	(126)	-
Same property Cash Basis NOI	$ 43,011	$ 41,658	$ 120,542	$ 115,932

LEASING SUMMARY



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Properties	118	116	115	51	50
Leasable buildings, land parcels and easements	359	355	354	281	280
Total sq. ft. [1]	44,606	43,921	43,815	27,686	27,040
Square feet leased	43,591	42,921	42,817	26,682	25,981
Percentage leased	97.7%	97.7%	97.7%	96.4%	96.1%
Leasing Activity (Sq. Ft.):					
New leases	60	70	50	57	4
Renewals	1,209	165	108	460	349
Total	1,269	235	158	517	353
% Change in GAAP Rent: [2]					
New leases	21.2%	47.6%	52.2%	82.5%	71.1%
Renewals	9.5%	12.6%	-8.1%	15.3%	-7.7%
Weighted average	10.0%	22.1%	20.2%	21.0%	-7.5%
Leasing Costs and Concession Commitments: [3]					
New leases	$ 20	$ 612	$ 255	$ 746	$ 10
Renewals	4,226	161	15	56	16
Total	$ 4,246	$ 773	$ 270	$ 802	$ 26
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ 0.33	$ 8.74	$ 5.10	$ 13.09	$ 2.50
Renewals	$ 3.50	$ 0.98	$ 0.14	$ 0.12	$ 0.05
Total	$ 3.35	$ 3.29	$ 1.71	$ 1.55	$ 0.07
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	10.0	20.6	5.0	20.6	4.1
Renewals	20.8	8.7	10.0	19.6	10.6
Total	20.2	12.2	8.4	19.7	10.5
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3] [4]					
New leases	$ 0.03	$ 0.42	$ 1.02	$ 0.64	$ 0.61
Renewals	$ 0.17	$ 0.11	$ 0.01	$ 0.01	$ -
Total	$ 0.17	$ 0.27	$ 0.20	$ 0.08	$ 0.01

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

[4] Amounts are per square foot per year for the weighted average lease term by leased square footage.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(sq. ft. in thousands)



Property Type	Total Sq. Ft. [1] As of 9/30/2015	Sq. Ft. Leases Executed During the Three Months Ended 9/30/2015		
		New	Renewals	Total
Mainland Properties	26,828	-	400	400
Hawaii Properties	17,778	60	809	869
Total	44,606	60	1,209	1,269

Property Type	As of 6/30/2015	6/30/2015 % Leased [2]	Sq. Ft. Leased Expired	New and Renewals	Acquisitions / (Sales)	As of 9/30/2015	9/30/2015 % Leased
Mainland Properties	26,143	100.0%	(400)	400	685	26,828	100.0%
Hawaii Properties	16,778	94.4%	(884)	869	-	16,763	94.3%
Total	42,921	97.7%	(1,284)	1,269	685	43,591	97.7%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.

TENANT DIVERSITY AND CREDIT RATING



As of September 30, 2015

Tenant Industry	% of Annualized Rental Revenue [1]
Technology & Communications	24.8%
Retail & Food	18.5%
Real Estate & Financial	13.1%
Manufacturing & Transportation	11.7%
Energy Services	10.2%
Industrial	7.9%
Legal & Consulting	6.8%
Other	7.0%
	100.0%

% of Annualized Rental Revenue [1]



Tenant Credit Category	% of Annualized Rental Revenue [1]
Leased Hawaii lands	15.1% [2]
Investment grade rated	39.4% [3]
Non-investment grade or unrated	45.5%
	100.0%

% of Annualized Rental Revenue [1]



[1] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[2] Excludes certain Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

[3] Includes certain Hawaii lands which are leased by investment grade rated tenants.

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUE

(sq. ft. in thousands)



As of September 30, 2015

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1.	Shook, Hardy & Bacon L.L.P.	Mainland Properties	596	1.4%	4.0%
2.	Tellabs, Inc.	Mainland Properties	820	1.9%	3.8%
3.	Amazon.com, Inc.	Mainland Properties	3,048	7.0%	3.7%
4.	Bank of America, N.A.	Mainland Properties	554	1.3%	3.2%
5.	Tesoro Corporation	Mainland Properties	618	1.4%	3.1%
6.	Noble Energy, Inc.	Mainland Properties	497	1.1%	3.1%
7.	F5 Networks, Inc.	Mainland Properties	299	0.7%	2.8%
8.	MeadWestvaco Corporation	Mainland Properties	311	0.7%	2.4%
9.	Orbital Sciences Corporation	Mainland Properties	337	0.8%	2.3%
10.	Cinram Group, Inc.	Mainland Properties	1,371	3.1%	2.1%
11.	The Hillshire Brands Company	Mainland Properties	248	0.6%	2.0%
12.	Novell, Inc.	Mainland Properties	406	0.9%	1.8%
13.	FedEx Corporation	Mainland Properties	795	1.8%	1.7%
14.	PNC Bank, National Association	Mainland Properties	441	1.0%	1.4%
15.	Allstate Insurance Company	Mainland Properties	458	1.1%	1.4%
16.	ServiceNow, Inc.	Mainland Properties	149	0.3%	1.3%
17.	Church & Dwight Co., Inc.	Mainland Properties	250	0.6%	1.3%
18.	Restoration Hardware, Inc.	Mainland Properties	1,195	2.7%	1.3%
19.	The Men's Wearhouse, Inc.	Mainland Properties	206	0.5%	1.2%
20.	Primerica Life Insurance Company	Mainland Properties	344	0.8%	1.2%
21.	United Launch Alliance, LLC	Mainland Properties	168	0.4%	1.1%
22.	American Tire Distributors, Inc.	Mainland Properties	722	1.7%	1.1%
23.	The Southern Company	Mainland Properties	448	1.0%	1.1%
24.	Arris Group, Inc.	Mainland Properties	132	0.3%	1.0%
	Total		14,413	33.1%	49.4%

[1] Pursuant to existing leases as of September 30, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



As of September 30, 2015

(dollars and sq. ft. in thousands)

	Total	2015	2016	2017	2018 and Thereafter
Mainland Properties:					
Total sq. ft.	26,828				
Leased sq. ft. [1]	26,828	1	385	329	26,113
Percent		0.0%	1.4%	1.2%	97.4%
Annualized rental revenue [2]	$ 357,859	$ 25	$ 4,374	$ 5,813	$ 347,647
Percent		0.0%	1.2%	1.6%	97.2%
Hawaii Properties:					
Total sq. ft.	17,778				
Leased sq. ft. [1]	16,763	150	217	228	16,168
Percent		0.9%	1.3%	1.4%	96.4%
Annualized rental revenue [2]	$ 87,654	$ 1,199	$ 996	$ 1,411	$ 84,048
Percent		1.4%	1.1%	1.6%	95.9%
Total:					
Total sq. ft.	44,606				
Leased sq. ft. [1]	43,591	151	602	557	42,281
Percent		0.3%	1.4%	1.3%	97.0%
Annualized rental revenue [2]	$ 445,513	$ 1,224	$ 5,370	$ 7,224	$ 431,695
Percent		0.3%	1.2%	1.6%	96.9%

[1] Pursuant to existing leases as of September 30, 2015 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

PORTFOLIO LEASE EXPIRATION SCHEDULE



As of September 30, 2015

(dollars and sq. ft. in thousands)

Period / Year	Number of Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
10/1/2015 - 12/31/2015	12	151	0.3%	0.3%	$ 1,224	0.3%	0.3%
2016	22	602	1.4%	1.7%	5,370	1.2%	1.5%
2017	17	557	1.3%	3.0%	7,224	1.6%	3.1%
2018	23	1,510	3.5%	6.5%	15,844	3.6%	6.7%
2019	18	1,906	4.4%	10.9%	8,599	1.9%	8.6%
2020	13	944	2.2%	13.1%	8,994	2.0%	10.6%
2021	11	1,106	2.5%	15.6%	10,804	2.4%	13.0%
2022	70	3,995	9.2%	24.8%	48,957	11.0%	24.0%
2023	25	3,793	8.7%	33.5%	43,804	9.8%	33.8%
2024	23	7,001	16.0%	49.5%	68,900	15.5%	49.3%
Thereafter	112	22,026	50.5%	100.0%	225,793	50.7%	100.0%
Total	346	43,591	100.0%		$ 445,513	100.0%	
Weighted average remaining lease term (in years)		11.2			10.8		

[1] Rented square feet is pursuant to existing leases as of September 30, 2015, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014
Number of leases subject to resets	1	3	2	2	1
Square feet	46	379	2,536	158	96
Percent change in GAAP rent [1]	55.0%	24.5%	25.3%	50.1%	19.5%

Scheduled Hawaii Land Rent Resets:
As of September 30, 2015

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
Resets open from prior periods	-	-	$ -
10/1/2015 - 12/31/2015	-	-	-
2016	-	-	-
2017	9	506	2,821
2018 and Thereafter	61	5,418	29,914
Total	70	5,924	$ 32,735

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBITS

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



EXHIBIT A

(dollars in thousands)

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Calculation of NOI and Cash Basis NOI:							
Rental income	$ 94,745	$ 92,166	$ 80,478	$ 47,692	$ 48,523	$ 267,389	$ 142,051
Tenant reimbursements and other income	17,197	15,048	13,937	8,703	8,177	46,182	24,234
Real estate taxes	(9,871)	(9,019)	(8,357)	(5,622)	(5,645)	(27,247)	(16,580)
Other operating expenses	(11,313)	(9,801)	(9,007)	(4,931)	(4,637)	(30,121)	(13,666)
NOI	90,758	88,394	77,051	45,842	46,418	256,203	136,039
Non-cash straight line rent adjustments included in rental income [2]	(7,922)	(6,646)	(5,827)	(3,281)	(4,700)	(20,395)	(12,757)
Lease value amortization included in rental income [2]	(786)	(1,288)	(808)	(60)	(60)	(2,882)	(137)
Lease termination fees included in rental income [2]	-	-	(48)	-	-	(48)	-
Non-cash amortization included in other operating expenses [3]	(215)	-	-	-	-	(215)	-
Cash Basis NOI	$ 81,835	$ 80,460	$ 70,368	$ 42,501	$ 41,658	$ 232,663	$ 123,145
Reconciliation of Cash Basis NOI and NOI to Net Income:							
Cash Basis NOI	$ 81,835	$ 80,460	$ 70,368	$ 42,501	$ 41,658	$ 232,663	$ 123,145
Non-cash straight line rent adjustments included in rental income [2]	7,922	6,646	5,827	3,281	4,700	20,395	12,757
Lease value amortization included in rental income [2]	786	1,288	808	60	60	2,882	137
Lease termination fees included in rental income [2]	-	-	48	-	-	48	-
Non-cash amortization included in other operating expenses [3]	215	-	-	-	-	215	-
NOI	90,758	88,394	77,051	45,842	46,418	256,203	136,039
Depreciation and amortization	(33,070)	(32,390)	(24,719)	(10,612)	(10,653)	(90,179)	(30,442)
Acquisition related costs	(402)	(779)	(20,539)	(1,609)	(5,365)	(21,720)	(5,739)
General and administrative	(6,328)	(6,368)	(6,792)	(3,758)	(3,749)	(19,488)	(11,123)
Operating income	50,958	48,857	25,001	29,863	26,651	124,816	88,735
Interest expense	(20,034)	(19,497)	(14,179)	(2,949)	(3,033)	(53,710)	(10,025)
(Loss) gain on early extinguishment of debt	-	-	(6,845)	-	-	(6,845)	243
Income before income tax expense and equity in earnings (loss) of an investee	30,924	29,360	3,977	26,914	23,618	64,261	78,953
Income tax expense	(98)	(195)	(31)	(55)	(30)	(324)	(120)
Equity in earnings (loss) of an investee	(25)	23	72	28	38	70	59
Income before gain on sale of property	30,801	29,188	4,018	26,887	23,626	64,007	78,892
Gain on sale of property	-	-	-	-	116	-	116
Net income	$ 30,801	$ 29,188	$ 4,018	$ 26,887	$ 23,742	$ 64,007	$ 79,008

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of NOI and Cash Basis NOI and why we believe they are appropriate supplemental measures and how we use these measures.

[2] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

[3] We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees, which are included in other operating expenses.

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Net income	$ 30,801	$ 29,188	$ 4,018	$ 26,887	$ 23,742	$ 64,007	$ 79,008
Plus: interest expense	20,034	19,497	14,179	2,949	3,033	53,710	10,025
Plus: income tax expense	98	195	31	55	30	324	120
Plus: depreciation and amortization	33,070	32,390	24,719	10,612	10,653	90,179	30,442
EBITDA	84,003	81,270	42,947	40,503	37,458	208,220	119,595
Plus: acquisition related costs	402	779	20,539	1,609	5,365	21,720	5,739
Plus: general and administrative expense paid in common shares [2]	265	703	627	391	267	1,595	1,672
Plus: loss (gain) on early extinguishment of debt	-	-	6,845	-	-	6,845	(243)
Adjusted EBITDA	$ 84,670	$ 82,752	$ 70,958	$ 42,503	$ 43,090	$ 238,380	$ 126,763

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of EBITDA and Adjusted EBITDA and why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) ATTRIBUTED TO SIR AND NORMALIZED FFO ATTRIBUTED TO SIR [1]

(amounts in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended					For the Nine Months Ended	
	9/30/2015	6/30/2015	3/31/2015	12/31/2014	9/30/2014	9/30/2015	9/30/2014
Net income attributed to SIR	$ 30,755	$ 29,140	$ 3,977	$ 26,887	$ 23,742	$ 63,872	$ 79,008
Plus: depreciation and amortization	33,070	32,390	24,719	10,612	10,653	90,179	30,442
Plus: net income allocated to noncontrolling interest	46	48	41	-	-	135	-
Less: FFO allocated to noncontrolling interest	(121)	(114)	(83)	-	-	(318)	-
Less: gain on sale of property	-	-	-	-	(116)	-	(116)
FFO attributed to SIR	63,750	61,464	28,654	37,499	34,279	153,868	109,334
Plus: acquisition related costs	402	779	20,539	1,609	5,365	21,720	5,739
Plus: estimated business management incentive fees [2]	-	-	-	(79)	(347)	-	80
Plus: loss (gain) on early extinguishment of debt	-	-	6,845	-	-	6,845	(243)
Less: normalized FFO from noncontrolling interest, net of FFO	-	(3)	(59)	-	-	(62)	-
Normalized FFO attributed to SIR	$ 64,152	$ 62,240	$ 55,979	$ 39,029	$ 39,297	$ 182,371	$ 114,910
Weighted average common shares outstanding - basic	89,267	88,617	79,489	59,886	59,857	85,827	54,642
Weighted average common shares outstanding - diluted	89,274	88,631	79,498	59,956	59,910	85,837	54,688
FFO attributed to SIR per share - basic and diluted	$ 0.71	$ 0.69	$ 0.36	$ 0.63	$ 0.57	$ 1.79	$ 2.00
Normalized FFO attributed to SIR per share - basic and diluted	$ 0.72	$ 0.70	$ 0.70	$ 0.65	$ 0.66	$ 2.12	$ 2.10

[1] See Definitions of Certain Non-GAAP Financial Measures on page 36 for a definition of FFO attributed to SIR and Normalized FFO attributed to SIR and why we believe they are appropriate supplemental measures and how we use these measures.

[2] Amounts represent estimated incentive fees under our business management agreement calculated after the end of each calendar year based on common share total return. For 2014, this incentive fee was payable in our common shares; for 2015 and thereafter, any such fees will be payable in cash. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO attributed to SIR until the fourth quarter, which is when the actual expense amount for the year is determined.

DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES



NOI and Cash Basis NOI:

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income attributed to SIR, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributed to SIR, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO Attributed to SIR and Normalized FFO Attributed to SIR:

We calculate FFO attributed to SIR and Normalized FFO attributed to SIR as shown in Exhibit C. FFO attributed to SIR is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between net income and FFO allocated to noncontrolling interest, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO attributed to SIR differs from NAREIT's definition of FFO because we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains and losses on early extinguishment of debt and Normalized FFO from noncontrolling interest, net of FFO. We consider FFO attributed to SIR and Normalized FFO attributed to SIR to be appropriate measures of operating performance for a REIT, along with net income, net income attributed to a REIT, operating income and cash flow from operating activities. We believe that FFO attributed to SIR and Normalized FFO attributed to SIR provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO attributed to SIR and Normalized FFO attributed to SIR may facilitate a comparison of our operating performance between periods and with other REITs. FFO attributed to SIR and Normalized FFO attributed to SIR are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO attributed to SIR and Normalized FFO attributed to SIR do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributed to SIR, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.



PROPERTY DETAIL

As of September 30, 2015

(dollars and square feet in thousands)

EXHIBIT E

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
1.	Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,784	$ 38,631	$ 34,723	12/9/2010; 4/17/2015	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	67,808	8/31/2012	2007
3.	4501 Industrial Drive *	Fort Smith	AR	1	Mainland Properties	Building	64	100.0%	469	5,382	5,306	1/29/2015	2013
4.	16001 North 28th Avenue	Phoenix	AZ	1	Mainland Properties	Building	106	100.0%	1,895	13,289	13,176	4/16/2015	2007
5.	2149 West Dunlap Avenue	Phoenix	AZ	1	Mainland Properties	Building	123	100.0%	2,413	20,079	19,838	1/29/2015	1983
6.	Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,835	12,305	8,041	6/30/1999	1988
7.	Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,600	21,314	19,969	9/21/2012	2007
8.	Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,397	28,954	25,926	12/17/2010	2009
9.	Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,051	10,581	9,761	3/19/2009	1990
10.	100 Redwood Shores Parkway	Redwood City	CA	1	Mainland Properties	Building	63	100.0%	3,065	35,613	35,225	1/29/2015	2014
11.	3875 Atherton Road	Rocklin	CA	1	Mainland Properties	Building	19	100.0%	427	4,190	4,123	1/29/2015	1991
12.	2090 Fortune Drive	San Jose	CA	1	Mainland Properties	Building	72	100.0%	844	7,716	7,682	1/29/2015	2014
13.	2115 O'Nel Drive	San Jose	CA	1	Mainland Properties	Building	99	100.0%	3,125	33,174	32,755	1/29/2015	2013
14.	6448-6450 Via Del Oro	San Jose	CA	1	Mainland Properties	Building	76	100.0%	1,615	14,281	14,089	1/29/2015	1983
15.	North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,990	14,132	13,784	12/23/2013	2013
16.	Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,454	44,925	43,686	12/23/2013	2011
17.	2450 & 2500 Walsh Avenue	Santa Clara	CA	2	Mainland Properties	Building	132	100.0%	4,473	44,900	44,289	1/29/2015	2014
18.	3250 and 3260 Jay Street	Santa Clara	CA	2	Mainland Properties	Building	149	100.0%	5,937	64,106	63,236	1/29/2015	2013
19.	350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,841	24,012	23,104	11/15/2012	2012
20.	7958 South Chester Street	Centennial	CO	1	Mainland Properties	Building	168	100.0%	4,847	29,310	28,945	1/29/2015	2000
21.	350 Spectrum Loop	Colorado Springs	CO	1	Mainland Properties	Building	156	100.0%	2,553	23,319	22,984	1/29/2015	2000
22.	955 Aeroplaza Drive	Colorado Springs	CO	1	Mainland Properties	Building	125	100.0%	879	8,231	8,107	1/29/2015	2012
23.	13400 East 39th Avenue and 3800 Wheeling Street	Denver	CO	2	Mainland Properties	Building	394	100.0%	1,358	16,002	15,785	1/29/2015	1996
24.	333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,354	15,446	14,444	6/15/2012	1998
25.	150 Greenhorn Drive *	Pueblo	CO	1	Mainland Properties	Building	54	100.0%	538	4,500	4,429	1/29/2015	2013
26.	2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	397	3,643	3,151	10/24/2006	1978
27.	1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,504	7/20/2012	1999
28.	235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,120	7/20/2012	2004

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] As of September 30, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

* Part of a portfolio of 13 properties classified as held for sale with an undepreciated carrying value aggregating $59,282 and a depreciated carrying value aggregating $58,419.

PROPERTY DETAIL (CONTINUED)

As of September 30, 2015   (dollars and square feet in thousands)   **EXHIBIT E**



	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
29.	10350 NW 112th Avenue	Miami	FL	1	Mainland Properties	Building	79	100.0%	2,934	24,038	23,695	1/29/2015	2002
30.	2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	261	1,822	1,220	3/19/1998	2013
31.	One Primerica Parkway	Duluth	GA	1	Mainland Properties	Building	344	100.0%	5,191	58,709	57,846	1/29/2015	2013
32.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	236	1,342	1,342	12/5/2003	-
33.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	47,714	344,479	341,611	12/5/2003;11/21/2012	-
34.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,637	11,604	11,534	12/5/2003	-
35.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,678	9,660	9,660	12/5/2003	-
36.	Sand Island Buildings	Honolulu	HI	8	Hawaii Properties	Building	295	91.9%	4,557	38,401	32,871	12/5/2003;11/23/2004	1974
37.	Sand Island Ground Leases	Honolulu	HI	40	Hawaii Properties	Land	2,152	100.0%	15,438	92,411	92,375	12/5/2003	-
38.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	364	2,567	2,432	12/5/2003	-
39.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	99.3%	3,207	24,129	19,891	6/15/2005	1978
40.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	- [6]	-	-	10,496	10,496	6/15/2005	-
41.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.5%	11,574	102,960	102,744	6/15/2005	-
42.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	248	717	717	12/5/2003	-
43.	5500 SE Delaware Avenue	Ankeny	IA	1	Mainland Properties	Building	450	100.0%	1,703	19,238	18,954	1/29/2015	2012
44.	951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	984	8,287	6,663	4/2/2007	2001
45.	8305 NW 62nd Avenue	Johnston	IA	1	Mainland Properties	Building	199	100.0%	3,240	34,086	33,572	1/29/2015	2011
46.	2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	11,494	9/29/2008	2008
47.	7121 South Fifth Avenue *	Pocatello	ID	1	Mainland Properties	Building	33	100.0%	370	4,728	4,656	1/29/2015	2007
48.	400 South Jefferson Street	Chicago	IL	1	Mainland Properties	Building	248	100.0%	9,101	91,063	89,868	1/29/2015	2012
49.	1230 West 171st Street	Harvey	IL	1	Mainland Properties	Building	40	100.0%	422	2,519	2,490	1/29/2015	2004
50.	475 Bond Street	Lincolnshire	IL	1	Mainland Properties	Building	223	100.0%	1,608	21,770	21,489	1/29/2015	2000
51.	1415 West Diehl Road	Naperville	IL	1	Mainland Properties	Building	820	100.0%	16,766	188,475	181,923	4/1/2014	2001
52.	5156 American Road *	Rockford	IL	1	Mainland Properties	Building	38	100.0%	173	2,033	2,005	1/29/2015	1996
53.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,663	13,977	13,483	10/15/2013	2009
54.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,343	17,585	16,304	7/30/2012	2006
55.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,075	13,032	9,817	6/30/2003	1999
56.	17200 Manchac Park Lane	Baton Rouge	LA	1	Mainland Properties	Building	125	100.0%	837	10,584	10,436	1/29/2015	2014
57.	209 South Bud Street *	Lafayette	LA	1	Mainland Properties	Building	60	100.0%	511	6,060	5,970	1/29/2015	2010
58.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,491	17,938	16,563	1/18/2011;9/27/2012	2001

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] As of September 30, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

[6] Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2015 totaled $1,468.

* Part of a portfolio of 13 properties classified as held for sale with an undepreciated carrying value aggregating $59,282 and a depreciated carrying value aggregating $58,419.

PROPERTY DETAIL (CONTINUED)

As of September 30, 2015

(dollars and square feet in thousands)

EXHIBIT E



	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
59.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	24,277	3/30/2007	1990
60.	314 Littleton Road	Westford	MA	1	Mainland Properties	Building	175	100.0%	4,442	30,886	30,430	1/29/2015	2013
61.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,684	28,292	26,601	12/21/2012	2008
62.	4000 Principio Parkway	North East	MD	1	Mainland Properties	Building	1,195	100.0%	5,817	75,892	74,698	1/29/2015	2012
63.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	13,019	12,302	12/21/2012	1998
64.	3800 Midlink Drive	Kalamazoo	MI	1	Mainland Properties	Building	158	100.0%	2,184	43,892	43,204	1/29/2015	2014
65.	2401 Cram Avenue SE *	Bemidji	MN	1	Mainland Properties	Building	22	100.0%	183	2,355	2,318	1/29/2015	2013
66.	110 Stanbury Industrial Drive *	Brookfield	MO	1	Mainland Properties	Building	16	100.0%	175	2,119	2,085	1/29/2015	2012
67.	2555 Grand Boulevard	Kansas City	MO	1	Mainland Properties	Building	596	100.0%	17,614	78,154	77,846	7/31/2015	2003
68.	628 Patton Avenue *	Asheville	NC	1	Mainland Properties	Building	33	100.0%	180	2,178	2,150	1/29/2015	1994
69.	2300 and 2400 Yorkmont Road	Charlotte	NC	2	Mainland Properties	Building	284	100.0%	5,583	43,382	42,680	1/29/2015	1995
70.	3900 NE 6th Street *	Minot	ND	1	Mainland Properties	Building	24	100.0%	342	4,125	4,068	1/29/2015	2013
71.	1415 West Commerce Way	Lincoln	NE	1	Mainland Properties	Building	222	100.0%	1,077	10,712	10,571	1/29/2015	2000
72.	18010 and 18020 Burt Street	Omaha	NE	2	Mainland Properties	Building	203	100.0%	3,986	49,940	49,152	1/29/2015	2012
73.	309 Dulty's Lane	Burlington	NJ	1	Mainland Properties	Building	634	100.0%	3,303	53,122	52,263	1/29/2015	2001
74.	500 Charles Ewing Boulevard	Ewing	NJ	1	Mainland Properties	Building	250	100.0%	5,917	76,724	75,499	1/29/2015	2012
75.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Properties	Building	167	100.0%	2,204	18,016	17,660	4/9/2014	2010
76.	299 Jefferson Road	Parsippany	NJ	1	Mainland Properties	Building	151	100.0%	3,933	31,040	30,606	1/29/2015	2011
77.	2375 East Newlands Road	Fernley	NV	1	Mainland Properties	Building	338	100.0%	1,477	14,741	14,514	1/29/2015	2007
78.	55 Commerce Avenue	Albany	NY	1	Mainland Properties	Building	125	100.0%	1,071	10,552	10,393	1/29/2015	2013
79.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	742	5,564	4,360	1/6/2006	2007
80.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,024	4,300	3,273	11/30/2004	2003
81.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,538	15,145	11,216	1/6/2006	1997
82.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	21,794	5/29/2009	2000
83.	1415 Industrial Drive *	Chillicothe	OH	1	Mainland Properties	Building	44	100.0%	362	4,696	4,637	1/29/2015	2012
84.	2231 Schrock Road	Columbus	OH	1	Mainland Properties	Building	42	100.0%	674	5,232	5,156	1/29/2015	1999
85.	5300 Centerpoint Parkway	Groveport	OH	1	Mainland Properties	Building	581	100.0%	2,836	31,386	30,908	1/29/2015	2014
86.	200 Orange Point Drive	Lewis Center	OH	1	Mainland Properties	Building	125	100.0%	952	9,936	9,792	1/29/2015	2013
87.	301 Commerce Drive *	South Point	OH	1	Mainland Properties	Building	75	100.0%	486	5,946	5,856	1/29/2015	2013

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] As of September 30, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

* Part of a portfolio of 13 properties classified as held for sale with an undepreciated carrying value aggregating $59,282 and a depreciated carrying value aggregating $58,419.

PROPERTY DETAIL (CONTINUED)

As of September 30, 2015

(dollars and square feet in thousands)

EXHIBIT E



	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
88.	2820 State Highway 31 *	McAlester	OK	1	Mainland Properties	Building	24	100.0%	224	2,612	2,573	1/29/2015	2012
89.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,739	27,030	23,117	9/24/2008	1965
90.	8800 Tinicum Boulevard	Philadelphia	PA	1	Mainland Properties	Building	441	100.0%	6,421	71,385	70,260	1/29/2015	2000
91.	9680 Old Bailes Road	Fort Mill	SC	1	Mainland Properties	Building	60	100.0%	767	8,877	8,743	1/29/2015	2007
92.	996 Paragon Way	Rock Hill	SC	1	Mainland Properties	Building	945	100.0%	3,040	38,609	38,009	1/29/2015	2014
93.	510 John Dodd Road	Spartanburg	SC	1	Mainland Properties	Building	1,016	100.0%	4,654	61,440	60,471	1/29/2015	2012
94.	4836 Hickory Hill Road	Memphis	TN	1	Mainland Properties	Building	646	100.0%	1,660	12,203	12,001	12/23/2014	2007
95.	2020 Joe B. Jackson Parkway	Murfreesboro	TN	1	Mainland Properties	Building	1,016	100.0%	5,051	62,904	61,981	1/29/2015	2012
96.	16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,085	105,476	99,118	1/16/2013	1996
97.	2115-2116 East Randol Mill Road	Arlington	TX	1	Mainland Properties	Building	183	100.0%	1,038	11,900	11,704	1/29/2015	1989
98.	Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	2,274	15,282	9,764	6/16/1999	1999
99.	1001 Noble Energy Way	Houston	TX	1	Mainland Properties	Building	497	100.0%	13,637	121,908	119,935	1/29/2015	1998
100.	10451 Clay Road	Houston	TX	1	Mainland Properties	Building	97	100.0%	2,750	27,074	26,710	1/29/2015	2013
101.	6380 Rogerdale Road	Houston	TX	1	Mainland Properties	Building	206	100.0%	5,528	48,718	48,133	1/29/2015	2006
102.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	643	5,974	3,509	3/19/1998	1995
103.	8675,8701-8711 Freeport Pkwy and 8901 Esters Boulevard	Irving	TX	3	Mainland Properties	Building	458	100.0%	6,038	75,262	74,213	1/29/2015	1990
104.	1511 East Common Street	New Braunfels	TX	1	Mainland Properties	Building	63	100.0%	1,525	14,144	13,953	1/29/2015	2005
105.	2900 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	191	100.0%	1,420	27,555	27,157	1/29/2015	1998
106.	3400 West Plano Parkway	Plano	TX	1	Mainland Properties	Building	235	100.0%	1,485	34,471	33,969	1/29/2015	1994
107.	19100 Ridgewood Parkway	San Antonio	TX	1	Mainland Properties	Building	618	100.0%	13,809	188,066	184,935	1/29/2015	2008
108.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,924	15,425	14,662	3/19/2013	2004
109.	1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	79,061	6/1/2012	2000
110.	4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,605	29,338	27,662	2/28/2013	2009
111.	1095 South 4800 West *	Salt Lake City	UT	1	Mainland Properties	Building	150	100.0%	1,103	12,548	12,366	1/29/2015	2012
112.	1901 Meadowville Technology Parkway	Chester	VA	1	Mainland Properties	Building	1,016	100.0%	6,560	73,058	71,907	1/29/2015	2012
113.	501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	10,830	123,672	117,495	7/2/2013	2009
114.	Parham Place	Richmond	VA	3	Mainland Properties	Building	89	100.0%	1,593	9,690	9,655	7/20/2015	2013
115.	1751 Blue Hills Drive	Roanoke	VA	1	Mainland Properties	Building	399	100.0%	1,874	24,113	23,778	1/29/2015	2003
116.	Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,286	72,113	67,704	11/29/2012	2000
117.	181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,445	14,341	11,299	4/20/2006	1987
118.	351, 401, 501 Elliott Ave West	Seattle	WA	3	Mainland Properties	Building	300	100.0%	12,742	130,425	128,839	1/29/2015	2000
				359			44,606	97.7%	$ 445,513	$ 4,098,552	$ 3,953,103		2004

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of September 30, 2015, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

[3] As of September 30, 2015, the allocation of purchase price for properties acquired in 2015 was based on preliminary estimates and may change upon completion of (i) third party appraisals and (ii) our analysis of acquired in place leases and building valuations.

[4] Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

[5] Weighted based on square feet.

* Part of a portfolio of 13 properties classified as held for sale with an undepreciated carrying value aggregating $59,282 and a depreciated carrying value aggregating $58,419.